Exhibit 99.1

Report of Voting Results for 2011 Annual Meeting of Shareholders

NEW YORK, NY – May 5, 2011 - Thomson Reuters Corporation (“Thomson Reuters”) today announced voting results for its annual meeting of shareholders held on May 3, 2011 in Toronto. Shareholders voted in favor of all items of business.

The matters set out below are described in greater detail in the management proxy circular mailed to shareholders prior to the meeting. The votes were conducted by ballot.

1.	Election of Directors

13 nominees were elected to the Thomson Reuters board. Each director elected will continue to hold office until the next annual meeting of shareholders of Thomson Reuters or until the director resigns or a successor is elected or appointed.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld	Total Votes
David Thomson	688,641,788	96.37	25,960,778	3.63	714,602,566
W. Geoffrey Beattie	585,341,177	81.92	129,157,916	18.08	714,499,093
Thomas H. Glocer	689,978,985	96.55	24,624,183	3.45	714,603,168
Manvinder S. Banga	683,321,348	95.62	31,277,288	4.38	714,598,636
Mary Cirillo	684,349,080	95.77	30,250,820	4.23	714,599,900
Steven A. Denning	683,993,333	95.72	30,600,903	4.28	714,594,236
Lawton W. Fitt	712,534,588	99.71	2,062,224	0.29	714,596,812
Roger L. Martin	712,268,117	99.67	2,326,842	0.33	714,594,959
Sir Deryck Maughan	713,046,599	99.78	1,550,952	0.22	714,597,551
Ken Olisa	712,539,015	99.71	2,045,221	0.29	714,584,236
Vance K. Opperman	712,318,878	99.69	2,242,832	0.31	714,561,710
John M. Thompson	712,604,066	99.73	1,960,839	0.27	714,564,905
Peter J. Thomson	689,973,001	96.56	24,590,463	3.44	714,563,464

2.	Appointment of Auditors

PricewaterhouseCoopers LLP was appointed as auditors of Thomson Reuters to hold office until the next annual meeting of shareholders and the directors were authorized to fix their remuneration.

Votes For	% Votes For	Votes Withheld	% Votes Withheld	Total Votes
717,109,492	99.35	4,677,914	0.65	721,787,406

3.	Advisory Resolution on Executive Compensation

The advisory resolution accepting Thomson Reuters approach to executive compensation described in the management proxy circular was approved.

Votes For	% Votes For	Votes Against	% Votes Against	Total Votes
676,978,681	94.74	37,602,349	5.26	714,581,030